As filed with the Securities and Exchange Commission on June 8, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(§240.13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.             )

China Metro-Rural Holdings Limited

(Name of the Issuer)

China Metro-Rural Holdings Limited

Kind United Holdings Limited

Kindfar International Limited

Zagat International Limited

Willis Plus Limited

Cafoong Limited

Cheng Chung Hing, Ricky

Leung Moon Lam

China Metro-Rural Investment Limited

CMR Merger Sub Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

G3163G104

(CUSIP Number of Class of Securities)

Cheng Chung Hing, Ricky

c/o China Metro-Rural Holdings Limited

Suite 2204, 22/F, Sun Life Tower

The Gateway, 15 Canton Road

Tsimshatsui, Kowloon, Hong Kong

(852) 2111-3815

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

COPIES TO:

Maurice Hoo, Esq. Orrick, Herrington & Sutcliffe LLP 43rd Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong (852) 2218-9100	Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105 (415) 773-5700

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$4,180,610.35	$421.00

*	The transaction valuation is the product of (a) the cash merger consideration of US$1.03 per Ordinary Share and (b) approximately 4,058,845 Ordinary Shares subject to the Rule 13e-3 transaction.
**	The filing fee is the product of (a) the transaction valuation shown above and (b) the SEC filing fee rate of 0.0001007 for Fiscal Year 2016.

☐	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Introduction

This Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by the following that are collectively referred to herein as the “Filing Persons” or individually as a “Filing Person:”

•	China Metro-Rural Holdings Limited, a British Virgin Islands limited liability company and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“CMR”),

•	Kind United Holdings Limited, a British Virgin Islands limited liability company,

•	Kindfar International Limited, a British Virgin Islands limited liability company,

•	Zagat International Limited, a British Virgin Islands limited liability company,

•	Willis Plus Limited, a British Virgin Islands limited liability company (“Willis Plus”),

•	Cafoong Limited, a British Virgin Islands limited liability company company,

•	Cheng Chung Hing, Ricky, a Hong Kong permanent resident (“Ricky”),

•	Leung Moon Lam, a Hong Kong permanent resident,

•	China Metro-Rural Investment Limited, a British Virgin Islands limited liability company (“Investment”), and

•	CMR Merger Sub Limited, a British Virgin Islands limited liability company (“Merger Sub”).

This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of June 8, 2016 (the “Merger Agreement”), by and among CMR, Investment, and Merger Sub. Merger Sub is a wholly-owned subsidiary of Investment which, in turn, is a wholly owned subsidiary of CMR.

Pursuant to the BVI Business Companies Act and the Merger Agreement, and subject to the terms and conditions set forth therein, Merger Sub will merge with and into CMR (the “Merger”), Merger Sub will cease to exist, and CMR will continue as the surviving company and a wholly-owned subsidiary of Investment. The Merger Agreement and the Merger have been approved by the boards of directors of each of CMR, Investment, and Merger Sub.

At the effective time of the Merger, each outstanding ordinary share, par value US$0.001 per share (“Ordinary Share”), of CMR will be converted into the right to receive US$1.03 in cash, without interest (the “Merger Consideration”), other than:

•	Ordinary Shares held by certain persons specified in the Merger Agreement (“Exchange Shares”),

•	Ordinary Shares held by us or any of our subsidiaries (“Excluded Shares”), and

•	Ordinary Shares held by our shareholders who perfect dissenters’ rights under BVI Business Companies Act (“Dissenting Shares”).

In addition, at the effective time, holders of outstanding Exchange Shares will receive one fully paid and non-assessable ordinary share of Investment for each Exchange Share, and holders of outstanding preferred shares, par value US$0.001 per share (“Preferred Shares”), of CMR will receive 31.91225 fully paid and non-assessable ordinary shares of Investment for each Preferred Share. Each Excluded Share will be cancelled at the effective time of the Merger.

In connection with, and as a result of, the Merger:

•	Holders of Ordinary Shares (other than holders of Exchange, Excluded, and Dissenting Shares) will be cashed out at the Merger Consideration,

•	CMR will have no unaffiliated security holders or public shareholders,

•	Investment will become the sole shareholder and member of record of CMR,

•	The Ordinary Shares will not be listed on the NYSE MKT and no trading market will exist for these shares,

•	CMR will be eligible to terminate, and intends to terminate, its Exchange Act reporting obligations.

Attached as exhibit (a)(2) is an Information Statement that provides disclosure concerning the Merger and the Merger Agreement, which is attached as Annex A to the Information Statement. The Information Statement provides the information called for by Items 1 to 15 of Schedule 13E-3. The cross-references listed below show where in the Information Statement the information called for by the Items of Schedule 13E-3 is provided. The Information Statement, including all annexes, is hereby expressly incorporated herein by reference and the responses to each Item of Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement, including annexes. Currently, the Information Statement is in preliminary form and is subject to completion.

All information in, or incorporated by reference into, this Schedule 13E-3 concerning CMR has been solely supplied by CMR and no other Filing Person takes responsibility for the accuracy of such information. All information in, or incorporated by reference into, this Schedule 13E-3 concerning each Filing Person other than CMR was supplied by such person and no other Filing Person takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1. Summary Term Sheet.

The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet

Item 2. Subject Company Information.

(a)	Name and Address. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet—The Parties

Annex B: Information about the Transaction Participants

(b)	Securities. The information under the following caption(s) is incorporated herein by reference:

Security Ownership of Certain Beneficial Owners and Management

(c)	Trading Market and Price. The information under the following caption(s) is incorporated herein by reference:

Comparative Market Price Data

(d)	Dividends. The information under the following caption(s) is incorporated herein by reference:

Dividends

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. The information under the following caption(s) is incorporated herein by reference:

Transactions in the Ordinary Shares

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet—the Parties

Annex B: Information about the Transaction Participants

(b)	Business and Background of Entities. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet—the Parties

Annex B: Information about the Transaction Participants

(c)	Business and Background of Natural Persons. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet—the Parties

Annex B: Information about the Transaction Participants

Item 4. Terms of the Transaction.

(a)(1)	Material Terms. Tender Offers. Not applicable.

(a)(2)	Material Terms. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet

Special Factors

Terms of the Transaction

Annex A: Agreement and Plan of Merger

(c)	Different Terms. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet

Terms of the Transaction

Annex A: Agreement and Plan of Merger

(d)	Appraisal Rights. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet

Terms of the Transaction—Dissenters’ Rights

Annex B: Information about the Transaction Participants

(e)	Provisions for Unaffiliated Security Holders. The information under the following caption(s) is incorporated herein by reference:

Terms of the Transaction—Provision for Unaffiliated Security Holders

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations, and Agreements.

(a)	Transactions. The information under the following caption(s) is incorporated herein by reference:

Terms of the Transaction—Interests of Certain Persons in the Merger

Related Party Transactions

Transactions in the Ordinary Shares

(b)	Significant Corporate Events. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet

Special Factors—Background and Purpose of, and Reasons for, the Merger

Terms of the Transaction—Interests of Certain Persons in the Merger

Related Party Transactions

Annex A: Agreement and Plan of Merger

(c)	Negotiations or Contacts. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet

Special Factors—Background and Purposes of, and Reasons for, the Merger

Terms of the Transaction—Interests of Certain Persons in the Merger

Related Party Transactions

Annex A: Agreement and Plan of Merger

(e)	Agreements Involving the Subject Company’s Securities. The information under the following caption(s) is incorporated herein by reference:

Terms of the Transaction—Interests of Certain Persons in the Merger

Special Factors—Background and Purpose of, and Reasons for, the Merger

Transactions in the Ordinary Shares

Related Party Transactions

Annex A: Agreement and Plan of Merger

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet

Special Factors—Effects of the Merger

Annex A: Agreement and Plan of Merger

(c)(1)-(8)	Plans. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet

Special Factors—Effects of the Merger

Special Factors—Background and Purpose of, and Reasons for, the Merger

Special Factors—Plans or Proposals After the Merger

Special Factors—Interests of Certain Persons in the Merger

Item 7. Purposes, Alternatives, Reasons, and Effects.

(a)	Purposes. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet

Special Factors

Terms of the Transaction—General

Annex A: Agreement and Plan of Merger

(b)	Alternatives. The information under the following caption(s) is incorporated herein by reference:

Special Factors—Background and Purposes of, and Reasons for, the Merger

Special Factors—Fairness of the Merger

Special Factors—Benefits and Detriments of the Merger to the Company, the Unaffiliated Security Holders, and the Affiliates

(c)	Reasons. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet

Special Factors—Background and Purposes of, and Reasons for, the Merger

Special Factors—Fairness of the Merger

(d)	Effects. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet

Special Factors

Terms of the Transaction—Interests of Certain Persons in the Merger

Terms of the Transaction—Tax Treatment of the Merger to U.S. Holders of Ordinary Shares

Terms of the Transaction—Accounting Treatment

Annex A: Agreement and Plan of Merger

Item 8. Fairness of the Transaction.

(a)	Fairness. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet

Special Factors—Background and Purposes of, and Reasons for, the Merger

Special Factors—Fairness of the Merger

The Terms of the Transaction—Interests of Certain Persons in the Merger

The Terms of the Transaction—Dissenter’s Rights

Annex C: BVI Business Companies Act—Section 179

(b)	Factors Considered in Determining Fairness. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet

Special Factors—Background and Purposes of, and Reasons for, the Merger

Special Factors—Fairness of the Merger

The Terms of the Transaction—Interests of Certain Persons in the Merger

The Merger—Dissenter’s Rights

Annex C: BVI Business Companies Act—Section 179

(c)	Approval of Security Holders. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet

Special Factors—Background and Purposes of, and Reasons for, the Merger

Special Factors—Fairness of the Merger

Special Factors—Shareholder Approval of the Merger

Annex A: Agreement and Plan of Merger

(d)	Unaffiliated Representative. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet

Questions about the Merger

Special Factors—Background and Purposes of, and Reasons for, the Merger

Special Factors—Fairness of the Merger

Annex C: BVI Business Companies Act—Section 179

(e)	Approval of Directors. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet

Special Factors—Fairness of the Merger

(f)	Other Offers. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet

Special Factors—Background and Purposes of, and Reasons for, the Merger

Special Factors—Fairness of the Merger

Annex C: BVI Business Companies Act—Section 179

Item 9. Reports, Opinions, Appraisals, and Negotiations.

(a)	Report, Opinion, or Appraisal. The information under the following caption(s) is incorporated herein by reference:

Special Factors—Background and Purposes of, and Reasons for, the Merger

Special Factors—Fairness of the Merger

Special Factors—Fairness Report, Opinion, or Appraisal

(b)	Preparer and Summary of the Report, Opinion, or Appraisal. The information under the following caption(s) is incorporated herein by reference:

Special Factors—Background of the Merger

Special Factors—Fairness Report, Opinion, or Appraisal

(c)	Availability of Documents. The information under the following caption(s) is incorporated herein by reference:

Where You Can Find More Information

Item 10. Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds. The information under the following caption(s) is incorporated herein by reference:

The Terms of the Transaction—Funding of the Transaction

(b)	Conditions. Not applicable.

(c)	Expenses. The information under the following caption(s) is incorporated herein by reference:

The Terms of the Transaction—Expenses of the Transaction

(d)	Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information under the following caption(s) is incorporated herein by reference:

The Terms of the Transaction—Interests of Certain Persons in the Merger

Security Ownership of Certain Beneficial Owners and Management

Annex B: Information About the Transaction Participants

(b)	Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. Not applicable.

(e)	Recommendations of Others. Not applicable.

Item 13. Financial Statements.

(a)	Financial Information. The information under the following caption(s) is incorporated herein by reference:

Financial Information

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated, or Used.

(a)	Solicitations or Recommendations. Not applicable.

(b)	Employees and Corporate Assets. The information under the following caption(s) is incorporated herein by reference:

Summary Term Sheet

Special Factors—Background and Purposes of, and Reasons for, the Merger

Special Factors—Fairness of the Merger

Item 15. Additional information.

(c)	Other Material Information. The entirety of the Information Statement, including all annexes, is incorporated herein by reference.

Item 16. Exhibits.

(a)(3)	Information Statement dated June 8, 2016 subject to completion.

(a)(5)	Form 6-K furnished by CMR on May 20, 2016 and press release attached thereto as exhibit 99.1, both incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Merger Agreement.

(d)(2)	Written Consent and Waiver dated June 7, 2016 between Ricky and CMR with respect to US$5 million and US$10 million 10% Convertible Bonds Due 2016.

(d)(3)	Action by Written Consent of the Majority Bondholders dated June 7, 2016 between Willis Plus and CMR with respect to 14% convertible bonds due 2017.

(d)(4)	Written Consent and Waiver dated June 7, 2016 between Willis Plus and CMR with respect to certain warrants.

(d)(5)	Written Consent and Waiver dated June 7, 2016 between Willis Plus and Ricky with respect to the Deed of Undertakings and Negative Pledge Agreement.

(d)(6)	Action by Written Consent of the Majority Bondholders dated June 7, 2016 between Ricky and Willis Plus with respect to the PAG Bonds.

(e)(1)	CMR’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015 filed on July 31, 2015 and incorporated herein by reference.

(e)(2)	CMR’s Form 6-K furnished on August 4, 2015 and incorporated herein by reference.

(e)(3)	CMR’s Form 6-K furnished on November 6, 2015 and incorporated herein by reference.

(e)(4)	CMR’s Form 6-K furnished on January 25, 2016 and incorporated herein by reference.

(f)	BVI Business Companies Act—Section 179 incorporated herein by reference from Annex C to the Information Statement.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2016.

CHINA METRO-RURAL HOLDINGS LIMITED

By:	/s/ Sio Kam Seng
Name:	Sio Kam Seng
Title:	Executive Director, Chairman of the Board, and Chief Executive Officer

KIND UNITED HOLDINGS LIMITED

By:	/s/ Cheng Chung Hing, Ricky
Name:	Cheng Chung Hing, Ricky
Title:	Director

KINDFAR INTERNATIONAL LIMITED

By:	/s/ Cheng Chung Hing, Ricky
Name:	Cheng Chung Hing, Ricky
Title:	Director

ZAGAT INTERNATIONAL LIMITED

By:	/s/ Leung Moon Lam
Name:	Leung Moon Lam
Title:	Director

WILLIS PLUS LIMITED

By:	/s/ Cheng Chung Hing, Ricky
Name:	Cheng Chung Hing, Ricky
Title:	Director

CAFOONG LIMITED

By:	/s/ Cheng Chung Hing, Ricky
Name:	Cheng Chung Hing, Ricky
Title:	Director

CHINA METRO-RURAL INVESTMENT LIMITED

By:	/s/ Sio Kam Seng
Name:	Sio Kam Seng
Title:	Director

CMR MERGER SUB LIMITED

By:	/s/ Sio Kam Seng
Name:	Sio Kam Seng
Title:	Director

CHENG CHUNG HING, RICKY

/s/ Cheng Chung Hing, Ricky

LEUNG MOON LAM

/s/ Leung Moon Lam